                                                  ------------------------------
                                                          OMB APPROVAL

                                                  ------------------------------
                                                  ------------------------------
                                                  OMB Number:         3235-0145
                                                  Expires:      October 31,2002
                                                  Estimated average burden
                                                  hours per response......14.90
                                                  ------------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   Camtek Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                 Ordinary Shares, NIS $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   M207 91105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Lior Aviram                                   Richard Gilden
  Shiboleth, Yisraeli, Roberts, Zisman & Co.    Brobeck, Phleger & Harrison LLP
  46 Montefiore St.                             1633 Broadway, 47th Floor
  65201  Tel Aviv                               New York, NY 10019
  Israel                                        (212) 581-1600
  011-972-3-7103311
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g),
 check the following box. |X|

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  M207 91 105

                                      13D
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    Priortech Ltd. (formerly "PCB Ltd.")
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)                                                       |X|
           (b)                                                       |_|
---------- ----- ---------------------------------------------------------------
   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           BK
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by Each
Reporting          7.   Sole Voting Power                   0
Person With
----------------- ----- -------------------- -----------------------------------
                   8.   Shared Voting Power       21,045,230 Ordinary Shares,
                                                  NIS 0.01 par value per share
----------------- ----- ------------------------ -------------------------------
                   9.   Sole Dispositive Power              0
----------------- ----- -------------------------- -----------------------------
                   10.  Shared Dispositive Power   21,045,230 Ordinary Shares,
                                                   NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,045,230 Ordinary Shares, NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares |_| (See Instructions)

---------- ---------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)      75.0%

---------- ---------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)

                    CO

CUSIP NO.  M207 91 105

                                      13D
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    Rafi Amit
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)                                                       |X|
           (b)                                                       |_|
---------- ----- ---------------------------------------------------------------
   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           Not Applicable
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by Each
Reporting          7.   Sole Voting Power                   0
Person With
----------------- ----- -------------------- -----------------------------------
                   8.   Shared Voting Power       21,045,230 Ordinary Shares,
                                                  NIS 0.01 par value per share
----------------- ----- ------------------------ -------------------------------
                   9.   Sole Dispositive Power              0
----------------- ----- -------------------------- -----------------------------
                   10.  Shared Dispositive Power   21,045,230 Ordinary Shares,
                                                   NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,045,230 Ordinary Shares, NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares |_| (See Instructions)

---------- ---------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)            75.0%

---------- ---------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)

                    IN

CUSIP NO.  M207 91 105

                                      13D
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    Yotam Stern
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)                                                       |X|
           (b)                                                       |_|
---------- ----- ---------------------------------------------------------------
   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           Not Applicable
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by Each
Reporting          7.   Sole Voting Power     63,000 Ordinary Shares,
Person With                                   NIS 0.01 par value per share
----------------- ----- -------------------- -----------------------------------
                   8.   Shared Voting Power       21,045,230 Ordinary Shares,
                                                  NIS 0.01 par value per share
----------------- ----- ------------------------ -------------------------------
                   9.   Sole Dispositive Power     63,000 Ordinary Shares,
                                                   NIS 0.01 par value per share
----------------- ----- -------------------------- -----------------------------
                   10.  Shared Dispositive Power   21,045,230 Ordinary Shares,
                                                   NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,108,230 Ordinary Shares, NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares |_| (See Instructions)

---------- ---------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)            75.2%

---------- ---------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)

                    IN

CUSIP NO.  M207 91 105

                                      13D
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    Itzah Krell
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)                                                       |X|
           (b)                                                       |_|
---------- ----- ---------------------------------------------------------------
   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           Not Applicable
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Israel
---------- ---------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by Each
Reporting          7.   Sole Voting Power     41,500 Ordinary Shares,
Person With                                   NIS 0.01 par value per share
----------------- ----- -------------------- -----------------------------------
                   8.   Shared Voting Power       21,045,230 Ordinary Shares,
                                                  NIS 0.01 par value per share
----------------- ----- ------------------------ -------------------------------
                   9.   Sole Dispositive Power     41,500 Ordinary Shares,
                                                   NIS 0.01 par value per share
----------------- ----- -------------------------- -----------------------------
                   10.  Shared Dispositive Power   21,045,230 Ordinary Shares,
                                                   NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,086,730 Ordinary Shares, NIS 0.01 par value per share
---------- ---------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares |_| (See Instructions)

---------- ---------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)            75.1%

---------- ---------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)

                    IN

Item 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the ordinary shares, NIS 0.01 par value per share (the "Issuer Ordinary Shares"), of Camtek Ltd., a company organized under the laws of the State of Israel (the "Issuer"). The principal executive offices of the Issuer are located at Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Haemek 23150, Israel.

Item 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Person filing

                  See Item 1 of each cover page attached hereto.

         (b)      Address of Principal Business Offices or, if none, Residence

                  Priortech Ltd. ("Priortech")
                  PO BOX 631
                  Midgal Haemek, 10566, Israel

                  Rafi Amit:

                  c/o Camtek Ltd.
                  Ramat Gavriel Industrial Zone
                  P.O. Box 544
                  Midgal Haemek 23150
                  Israel


                  Yotam Stern:

                  c/o Camtek Ltd.
                  Ramat Gavriel Industrial Zone
                  P.O. Box 544
                  Midgal Haemek 23150
                  Israel

                  Itzhak Krell:

                  c/o Camtek Ltd.
                  Ramat Gavriel Industrial Zone
                  P.O. Box 544
                  Midgal Haemek 23150
                  Israel


         (c) Priortech, through its affiliated companies, engages in various aspects of electronic packaging, including the assembly of printed circuit boards and the development of advanced substrates, which are intermediate components connection the chip to the printed circuit board. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Priortech's directors and executive officers, as of the date hereof.

         The employment information for Messrs. Amit, Stern and Krell are provided in Schedule A and incorporated by reference herein.

         (d) During the past five years, neither Priortech nor, to Priortech's knowledge, any person named in Schedule A to this Statement, nor Messrs. Amit, Stern or Krell have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Priortech nor, to Priortech's knowledge, any person named in Schedule A to this Statement, nor Messrs. Amit, Stern or Krell, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of the persons making this filing, including those individuals named in Schedule A, is a citizen of Israel.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Bank Leumi loaned Priortech an aggregate of US$6,200,000, of which US$2,800,000 was loaned directly to Priortech and US$3,400,000 was loaned to P.C.B. Technologies Ltd., a subsidiary of Priortech, to purchase the Issuer's Ordinary Shares.

Item 4.  PURPOSE OF TRANSACTION.

         (a) - (j) On August 8, 2002, Priortech acquired 5,922,228 Issuer Ordinary Shares in connection with the Issuer's rights offering pursuant to Issuer's prospectus, dated July 23, 2002, for an aggregate purchase price of US$6,218,339.40. The purpose of the transaction was for Priortech to acquire additional securities of the Issuer, which is a subsidiary of Priortech.

         Other than as described above, Priortech has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) Priortech is the beneficial owner of 21,045,230 Issuer Ordinary Shares, representing 75.0% of the issued and outstanding Issuer Ordinary Shares. To the knowledge of Priortech, none of the persons named in Schedule A beneficially owns any shares of Issuer Ordinary Shares, other than as described below and in Items 7 through 10 in each cover page attached hereto.

         Each of Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to beneficially own the 21,045,230 Issuer Ordinary Shares owned by Priortech and may be demmed to share the power to vote and dispose of all these Issuer Ordinary Shares as a result of the agreements described in Item 6 below.

         As of August 8, 2002, Mr. Rafi Amit beneficially owned 21,045,230 Issuer Ordinary Shares, or approximately 75.0% of the outstanding Issuer Ordinary Shares. Mr. Amit shares the power to vote and dispose of all these Issuer Ordinary Shares.

         As of August 8, 2002, Mr. Yotam Stern beneficially owned 21,108,230 Issuer Ordinary Shares or approximately 75.2% of the outstanding Issuer Ordinary Shares. Mr. Stern shares the power to vote and dispose of 21,045,230 Issuer Ordinary Shares, and has the sole power to vote and dispose of 63,000 Issuer Ordinary Shares.

         As of August 8, 2002, Mr. Itzhak Krell beneficially owned 21,086,730 Issuer Ordinary Shares, or approximately 75.1% of the outstanding Issuer Ordinary Shares. Mr. Krell shares the power to vote and dispose of 21,045,230 Issuer Ordinary Shares, and has the sole power to vote and dispose of 41,500 Issuer Ordinary Shares.

         (c) On August 8, 2002, Priortech acquired 5,922,228 Issuer Ordinary Shares in connection with the Issuer's rights offering US$1.05 per share, for an aggregate purchase price of US$6,218,339.40.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Priortech beneficially holds a total of 21,045,230 Issuer Ordinary Shares. Certain shareholders of Priortech are parties two voting agreements, incorporated herein by reference as Exhibits 99.2 and 99.3 hereto. Pursuant to a voting agreement among Messrs. Rafi Amit, Yotam Stern and Itzhak Krell, Priortech and several other individuals (the "Signatories), the Signatories agreed to vote jointly and in a uniform manner in Priortech's general meetings. A decision by the Signatories regarding a voting of their shares will be determined by simple majority according to their individual ownership interests in Priortech. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell own a majority of the shares held by the Signatories and have agreed to vote jointly and in a uniform manner pursuant to another voting agreement among them.

         Other than the above mentioned voting agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among each of Priortech, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         99.1 Joint Filing Agreement, dated February 13, 2001, among the signatories to this Schedule 13D (incorporated by reference to the Schedule 13G filed with the SEC on February 14, 2001).

         99.2 Contract dated March 29, 1999 (incorporated by reference to the Schedule 13D filed with the SEC on November 15, 2000).

         99.3 Contract dated September 27, 1993 (incorporated by reference to the Schedule 13D filed with the SEC on November 15, 2000).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

August 19, 2002

                                     Priortech Ltd.

                                     BY:      /S/ RAFI AMIT
                                     -----------------------------------
                                     Name:  Rafi Amit
                                     Title:   Chief Executive Officer


                                     /S/ RAFI AMIT
                                     -----------------------------------
                                     Rafi Amit


                                     /S/ YOTAM STERN
                                     -----------------------------------
                                     Yotam Stern


                                     /S/  ITZHAK KRELL
                                     -----------------------------------
                                     Itzhak Krell


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         SEEss.240.13d-7 for other parties for whom copies are to be sent.

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SCHEDULE A

--------------------- -------------------------------------- -------------------------------
NAME                  PRESENT PRINCIPAL OCCUPATION           ADDRESS OF EMPLOYER
                      INCLUDING NAME OF EMPLOYER (IF OTHER
                      THAN PRIORTECH LTD.)
--------------------- -------------------------------------- -------------------------------

Rafi Amit             Chief Executive Officer and Chairman   Priortech Ltd.
                      of the Board of Directors Priortech    PO BOX 631
                      Ltd.; Chief Executive Officer and      Midgal Haemek, 10566, Israel
                      Chairman of the Board of Directors
                      of Camtek Ltd.
--------------------- -------------------------------------- -------------------------------
Yotam Stern           Chief Financial Officer and Director   Priortech Ltd.
                      of Priortech Ltd.; Executive Vice      PO BOX 631
                      President - Business Development and   Midgal Haemek, 10566, Israel
                      Director of Camtek Ltd.
--------------------- -------------------------------------- -------------------------------
Itzhak Krell          Director of Priortech Ltd.; Director   Priortech Ltd.
                      of P.C.B. Technologies (a subsidiary   PO BOX 631
                      of Priortech Ltd.)                     Midgal Haemek, 10566, Israel
--------------------- -------------------------------------- -------------------------------
Mordechai Kerret      Director of Priortech Ltd.; Chief      Arison Holdings Ltd.
                      Financial Officer of Arison Holdings   23 Shaal Ha'Melech Boulevard
                      Ltd.                                   Tel Aviv, Israel
--------------------- -------------------------------------- -------------------------------
Gabi Heller           Director of Priortech Ltd.; Chief      Walden Venture Capital Fund
                      Financial Officer of Walden Venture    85 Medinat Ha'Yehadim
                      Capital Fund                           Hertzelia, Israel
--------------------- -------------------------------------- -------------------------------
Yossi Shacham         Director of Priortech Ltd.; Director   Shacha Microelectronics Ltd.
                      of Shacham Microelectronics Ltd.;      13 Ha'Notrim STreet
                      Director of Mizur Technologies Ltd.;   Zichron Yaacov, Israel
                      Professor at Cornell University
--------------------- -------------------------------------- -------------------------------



                                       11